Exhibit 10.3

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

FAST SKELETAL REGULATORY ACTIVATOR AGREEMENT

This Fast Skeletal Regulatory Activator Agreement (this “Agreement”) is entered into on April 23, 2020 (the “Effective Date”) by and between Cytokinetics, Inc., a corporation organized and existing under the laws of Delaware, having its principal place of business at 280 East Grand Avenue, South San Francisco, CA 94080, USA (“Cytokinetics”), and Astellas Pharma Inc., a corporation organized and existing under the laws of Japan, having its registered office at 2-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan (“Astellas”).  Astellas and Cytokinetics are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

Recitals

A.Cytokinetics is a biopharmaceutical company directed to the research and development of small molecule compounds that modulate muscle function, and owns certain patents and know-how relating to skeletal sarcomere activators;

B.Astellas is a pharmaceutical company working to create and develop novel therapies;

C.Cytokinetics and Astellas are parties to a License and Collaboration Agreement, dated June 21, 2013, amended and restated on December 22, 2014, and further amended, including on July 27, 2016, April 11, 2017, and December 21, 2017 (the “Collaboration Agreement”), pursuant to which they established a collaboration for the research, development and, if successful, commercialization of pharmaceutical products that contain certain fast skeletal regulatory activators (including the clinical development candidate known as reldesemtiv or CK-2127107, and the next generation development candidate known as CK-3762601) and certain other skeletal sarcomere activators.  Under the Collaboration Agreement, Cytokinetics also granted Astellas an option to establish a collaboration for the development and, if successful, commercialization of pharmaceutical products that contain Cytokinetics’ clinical development candidate tirasemtiv;

D.The Parties now wish to terminate the Collaboration Agreement with respect to all FSRAs (including reldesemtiv and CK-3762601) and FSRA Products and return the rights to such compounds and products to Cytokinetics, subject to Astellas’ obligation to continue to share certain development costs, in exchange for the right to receive certain royalty payments from Cytokinetics, for reldesemtiv under this Agreement, all as set forth herein;

E.The Parties also wish to acknowledge that Astellas’ option for tirasemtiv has expired and that Astellas has no future rights with respect to tirasemtiv; and

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

F.The Parties also wish to acknowledge that the Parties’ collaboration and Astellas’ rights under the Collaboration Agreement shall be limited to Other Skeletal Sarcomere Activators (as defined therein), and the Parties are in the process of negotiating an amendment of the Collaboration Agreement setting forth the terms and conditions with respect to such rights of Astellas.

Now Therefore, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, Cytokinetics and Astellas hereby agree as follows:

Article 1
DEFINITIONS

Unless the context otherwise requires, the terms in this Agreement with initial letters capitalized, shall have the meanings set forth below, or the meaning as designated in the indicated places throughout this Agreement.

1.1“Active Ingredient” means the clinically active material(s) that provide pharmacological activity in a pharmaceutical product (excluding formulation components such as coatings, stabilizers, excipients or solvents, adjuvants or controlled release technologies).

1.2“Affiliate” means, with respect to a Party, any Person that controls, is controlled by, or is under common control with that Party.  For the purpose of this definition only, “control” (including, with correlative meaning, the terms “controlled by” and “under the common control”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such Person, whether by the ownership of more than fifty percent (50%) of the voting stocking of such Person, by contract or otherwise.

1.3“ALS” means amyotrophic lateral sclerosis.

1.4“API Inventory” means the active pharmaceutical ingredients listed in Exhibit H, including specific batches of the active pharmaceutical ingredient for Reldesemtiv [ * ], which shall, for the avoidance of doubt, exclude the Clinical Materials.

1.5“Astellas FSRA Know-How” means all Know-How that is (a) Controlled by Astellas or its Affiliates as of the Effective Date and (b) reasonably necessary or useful for the Development, Manufacture, Commercialization or Medical Affairs Activities of FSRAs or FSRA Products, provided, however, that Astellas FSRA Know-How specifically excludes Collaboration Know-How.

1.6“Astellas FSRA Patents” means any Patent Right that is (a) Controlled by Astellas or its Affiliates as of the Effective Date, and (b) reasonably necessary or useful for the Development, Manufacture, Commercialization or Medical Affairs Activities of FSRAs or FSRA Products, provided, however, that Astellas FSRA Patents specifically exclude Collaboration Patents.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

1.7“Astellas FSRA Technology” means the collective reference to Astellas FSRA Patents and Astellas FSRA Know-How.

1.8“Business Day” means a day other than a Saturday, Sunday or a day that is a statutory holiday in Japan or a bank holiday in New York, USA.

1.9“CK-601” means (a) the fast skeletal regulatory activator advanced to IND-enabling studies for development for licensed non-neuromuscular Indications under the Collaboration Agreement known as CK-3762601 and having the chemical name set forth in Exhibit B; and (b) any [ * ] in subclause (a) above.

1.10“CK-601 Product” means any pharmaceutical product containing CK-601, alone or in combination with other Active Ingredients, in any formulation or dosage form and for any mode of administration.

1.11“Claims” means all Third Party demands, claims, actions, proceedings and liability (whether criminal or civil, in contract, tort or otherwise) for losses, damages, reasonable legal costs and other reasonable expenses of any nature.

1.12“CMC Activities” means the chemistry, manufacturing, control and other activities necessary or useful for generating the CMC Information required for Marketing Approval of any FSRA Product, including Manufacture of validation and/or clinical trial materials, which are necessary or useful to obtain Marketing Approval of any such FSRA Product.

1.13“CMC Information” means information related to the chemistry, manufacturing and controls of a FSRA or a FSRA Product, as specified by FDA, EMA or other applicable Regulatory Authority.

1.14“Collaboration Intellectual Property” means any information and materials, including discoveries, improvements, modifications, processes, methods, assay, designs, protocols, formulas, data, inventions, algorithms, forecasts, profiles, strategies, plans, results, coordinates for compound/apo protein structures, expression constructs, know-how and trade secrets, patentable or otherwise, that is discovered, generated, conceived and/or reduced to practice by or on behalf of either Party (including its Affiliates, employees, agents and contractors), whether solely or jointly, as a result of the performance of its activities under the Collaboration Agreement, in each case including all rights, title and interest in and to the intellectual property rights therein and thereto.

1.15“Collaboration Know-How” means Know-How that is within the Collaboration Intellectual Property.

1.16“Collaboration Patents” means Patent Rights that claim any Collaboration Intellectual Property.

1.17“Commercialize” or “Commercialization” means all activities directed to marketing, promoting, advertising, exhibiting, distributing (including management of wholesalers), detailing or selling FSRA Products in the Field (including importing and exporting activities in connection therewith).  For the avoidance of doubt, Commercialization does not include Medical Affairs Activities.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

1.18“Confidential Information” of a Party means all Know-How, unpublished patent applications and other non-public information and data of a financial, commercial, business, operational or technical nature of such Party that is disclosed by or on behalf of such Party or any of its Affiliates or otherwise made available to the other Party or any of its Affiliates, in each case in connection with this Agreement, whether made available orally, visually, in writing or in electronic form. In addition and notwithstanding the foregoing, all Know-How, unpublished patent application and other non-public information and data that is related to FSRAs and FSRA Products (for clarity including all Collaboration Intellectual Property assigned to Cytokinetics under Section 2.2(a) and, to the extent pertaining to FSRA, Astellas FSRA Technology licensed to Cytokinetics under Section 2.2(b)) shall be deemed Confidential Information of Cytokinetics, regardless of which Party is the disclosing Party.

1.19“Control” or “Controlled” means, with respect to any Know-How, Patent Rights or other intellectual property rights, that a Party has the legal authority or right (whether by ownership, license or otherwise) to grant a license, sublicense, access or right to use (as applicable) under such Know-How, Patent Rights, or other intellectual property rights to the other Party on the terms and conditions set forth herein, in each case without breaching the terms of any agreement with a Third Party.

1.20“Current Good Manufacturing Practice” or “cGMP” shall mean any and all applicable current good manufacturing practices required by any and all governmental authorities having jurisdiction over an activity of a party or over product. Without limiting the foregoing, in the United States, this includes 21 CFR Parts 210 and 211, as amended; and in the European Union, this includes 003/94/EEC Directive (as supplemented by Volume 4 of EudraLex published by the European Commission) as amended, if and as implemented in the relevant constituent country.

1.21“CY 5031” means the phase 3 clinical trial of the Reldesemtiv Product in ALS to be conducted by Cytokinetics pursuant to the plan and budget set forth in Exhibit C as such plan and budget may be updated or amended by Cytokinetics from time to time upon written notice to Astellas.

1.22“Develop” or “Development” means all research and development activities for any FSRA or FSRA Product that are directed to, or useful for, obtaining Marketing Approval(s) of any FSRA Product, including: all non-clinical, preclinical and clinical activities, testing and studies of any such FSRA or FSRA Product (including IND-enabling studies and translational research); manufacturing development, process and formulation development; toxicology, pharmacokinetic, pharmacodynamic, drug-drug interaction, safety, tolerability and pharmacological studies; distribution of any such FSRA or FSRA Product for use in clinical trials (including placebos and comparators); statistical analyses; assay development; instrument design and development; protocol design and development; quality assurance and control; report writing; and the preparation, filing and prosecution of any MAA for all such FSRA Products; development activities directed to label expansion (including prescribing information) and/or obtaining Marketing Approval for one or more additional Indications or patient populations following initial Marketing Approval; development activities conducted after receipt of Marketing Approval which were a condition for the receipt of such Marketing Approval; and all regulatory activities related to any of the foregoing.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

1.23“Diligent Efforts” means: where applied to carrying out specific tasks and obligations of a Party under this Agreement, expending [ * ] to accomplish such task or obligation as such Party would [ * ].  “Diligent Efforts” shall require that such Party (on its own and/or acting through any of its Affiliates, sublicensees or subcontractors), at a minimum: (i) promptly assign responsibility for such obligations to qualified personnel, set annual goals and objectives for carrying out such obligations, and monitor and hold personnel accountable for progress with respect to such goals and objectives; (ii) set and seek to achieve specific and meaningful objectives for carrying out such obligations, with timelines consistent with a comparable [ * ] program; and (iii) make and implement decisions and [ * ] designed to [ * ] with respect to such objectives.  Notwithstanding the foregoing, in the context of [ * ], "Diligent Efforts" shall [ * ] in consideration for [ * ].

1.24“Dollar” means U.S. dollar, and “$” shall be interpreted accordingly.

1.25“EMA” means the European Medicines Agency or any successor entity thereto.

1.26“EU” or the “European Union” means (a) the European Union and its member states as of the Effective Date, which are: Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxemburg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, and Sweden, and (b) the United Kingdom, Norway, Iceland, Liechtenstein, Andorra, Monaco, San Marino and the Vatican, and each of their successors to the extent such successors occupy the same territory.  For clarity, any of the named countries in subsection (a) shall remain part of the EU for the purpose of this Agreement regardless of whether they remain a member state of the EU.

1.27“FDA” means the United States Food and Drug Administration or any successor entity thereto.

1.28“Field” means the treatment, prevention and/or amelioration of any diseases and medical conditions in humans.

1.29“First Commercial Sale” means, with respect to any FSRA Product in any particular country or jurisdiction, the first commercial sale of such FSRA Product to independent, unrelated persons in bona fide arm’s length transactions for distribution, use or consumption in such country or jurisdiction after the Marketing Approvals have been obtained for such FSRA Product in such country or jurisdiction.  For clarity, First Commercial Sale does not include any sale or transfer of any FSRA Product in early access or named patient programs.

1.30“FSRA” or “Fast Skeletal Regulatory Activator” means, subject to the final sentence of this paragraph, (a) any small molecule compound that has a specified level of stimulatory activity against any [ * ], as set forth in the criteria in Exhibit D; and (b) any [ * ] in subclause (a) above.  Fast Skeletal Regulatory Activators include Reldesemtiv and CK-601 but exclude [ * ].

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

1.31“FSRA Product” means any pharmaceutical product containing a Fast Skeletal Regulatory Activator, alone or in combination with other Active Ingredients, in any formulation or dosage form and for any mode of administration.  FSRA Products include the Reldesemtiv Product and CK-601 Product but exclude products containing [ * ].

1.32“GAAP” means the U.S. generally accepted accounting principles.

1.33“Generic Product” means, with respect to a Reldesemtiv Product in a particular country in the Reldesemtiv Royalty Territory, any pharmaceutical product that (a) contains the same Active Ingredients and formulation as such Reldesemtiv Product; (b) [ * ] in such country and [ * ] in such country; and (c) is sold in such country by a Third Party that is not an exclusive licensee or sublicensee of Cytokinetics or its Affiliates and did not purchase such product in a chain of distribution that included any of Cytokinetics, its Affiliates, licensees or sublicensees.

1.34“Governmental Authority” means any federal, state, national, state, provincial or local government, or political subdivision thereof, or any multinational organization or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof, or any governmental arbitrator or arbitral body).

1.35“IND” means any investigational new drug application, clinical trial application, clinical trial exemption or similar or equivalent application or submission for approval to conduct human clinical investigations filed with or submitted to a Regulatory Authority in conformance with the requirements of such Regulatory Authority.

1.36“Indication” means any human diseases, syndromes and medical conditions that can be diagnosed, treated, prevented or ameliorated.

1.37“Know-How” means any information and materials, including discoveries, improvements, modifications, processes, methods, assays, designs, protocols, formulas, data, inventions, algorithms, forecasts, profiles, strategies, plans, results, coordinates for compound/apo protein structures, expression constructs, know-how and trade secrets (in each case, patentable, copyrightable or otherwise), but excluding any Patent Rights.

1.38“Law” means any federal, state, local, foreign or multinational law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any order by any Governmental Authority, or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

1.39“MAA” or “Marketing Authorization Application” means an application to the appropriate Regulatory Authority for approval to commercially sell a FSRA Product (but excluding pricing approval) in the Field in a particular jurisdiction (including, without limitation, a New Drug Application in the U.S.) and all amendments and supplements thereto.

1.40“Major Market Country” means any of the following: [ * ].

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

1.41“Manufacture” and “Manufacturing” mean activities directed to manufacturing, processing, filling, finishing, packaging, labeling, quality control, quality assurance, testing and release, post-marketing validation testing, inventory control and management, storing and transporting FSRAs and/or FSRA Products.

1.42“Marketing Approval” means all approvals necessary for the commercial sale of a FSRA Product in the Field in a given country or regulatory jurisdiction.

1.43“Medical Affairs Activities” means activities, in compliance with all the applicable Law, designed to ensure or improve appropriate medical use of, conduct medical education regarding, or further research regarding, FSRAs and FSRA Products or to increase disease state awareness, including by way of example: (a) activities of medical scientific liaisons, which shall mean the following functions: (x) conduct of service based medical activities including providing input and assistance with consultancy meetings, recommending investigators for clinical trials and providing input in the design of such trials and other research related activities, and (y) delivery of non-promotional communications and conduct of non-promotional activities including presenting new clinical trial data and other scientific or disease state awareness information; (b) grants to support continuing medical education, symposia, or Third Party research related to FSRA Products; (c) development, publication and dissemination of publications relating to FSRAs and FSRA Products and relevant disease states; (d) medical information services provided in response to inquiries communicated via sales representatives or received by letter, phone call or email; (e) conducting advisory board meetings or other consultant programs; (f) support of investigator-initiated trials; (g) managing relationships with cooperative groups, physician/hospital networks and disease state or patient and caregiver advocacy groups; (h) establishing and implementing risk, evaluation and mitigation strategies; (i) voluntary phase 4 trials or post-approval patient registries; (j) health economic and outcomes research (HEOR) activities; (k) independent medical education activities; and (l) non-promotional exhibiting at medical and scientific fora.  For the purposes of clarity, post-approval clinical studies within the approved Indications, which were a condition for the receipt of Marketing Approval, shall be included within Development and shall not be included within Medical Affairs Activities.

1.44“Net Sales” means the gross amount billed or invoiced by or for the benefit of Cytokinetics, its Affiliates, licensees, and sublicensees to independent, unrelated persons in bona fide arm’s length transactions with respect to a Reldesemtiv Product in the Reldesemtiv Royalty Territory, less the following deductions, as allocable to such Reldesemtiv Product (if not previously deducted from the amount invoiced):

(a)[ * ];

(b)[ * ];

(c)[ * ];

(d)[ * ]; and

(e)[ * ].

If a single item falls into more than one of the categories set forth in clauses (a)-(e) above, such item may not be deducted more than once.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Sales among Cytokinetics, its Affiliates, licensees, and sublicensees shall be disregarded for purposes of calculating Net Sales except if such purchaser is a distributor, pharmacy or end user.  Net Sales also exclude any sale or transfer of any FSRA Product in early access or named patient programs.

If a Reldesemtiv Product either (i) is sold in the form of a combination product containing both the applicable FSRA and one or more Active Ingredient(s) as separate molecular entity(ies) that are not such FSRA; or (ii) is sold in a form that contains (or is sold bundled with) a delivery device therefor (in either case ((i) or (ii)), a “Combination Reldesemtiv Product”), the Net Sales of such Reldesemtiv Product for the purpose of calculating royalties owed under this Agreement for sales of such Reldesemtiv Product, shall be determined as follows: first, the actual Net Sales of such Combination Reldesemtiv Product shall be determined by Cytokinetics using the above provisions, and then such amount shall be multiplied by the fraction A/(A+B), where A is the invoice price of the Reldesemtiv Product that contains only such FSRA, if sold separately, and B is the total invoice price of other Active Ingredient or delivery device in such Combination Reldesemtiv Product if sold separately.  If any other Active Ingredient or delivery device in such Combination Reldesemtiv Product is not sold separately, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Reldesemtiv Product by a fraction A/C where A is the invoice price of the Reldesemtiv Product that contains only such FSRA if sold separately, and C is the invoice price of such Combination Reldesemtiv Product.  If neither such Reldesemtiv Product that contains only such FSRA nor any other Active Ingredient (or delivery device) in such Combination Reldesemtiv Product is sold separately, the adjustment to Net Sales shall be determined by the Parties in good faith to reasonably reflect the fair market value of the contribution of the applicable FSRA in such Combination Reldesemtiv Product to the total fair market value of such Combination Reldesemtiv Product.

With respect to any sale of any Reldesemtiv Product in a given country for any substantive consideration other than monetary consideration on arm’s length terms (which has the effect of reducing the invoiced amount below what it would have been in the absence of such non-monetary consideration), for purposes of calculating the Net Sales, such Reldesemtiv Product shall be deemed to be sold exclusively for cash at the average Net Sales price charged to Third Parties for cash sales of such Reldesemtiv Product in such country during the applicable reporting period (or if there were only de minimis cash sales in such country, at the fair market value as determined in good faith based on pricing in comparable markets).  Notwithstanding the foregoing, Net Sales shall not include amounts (whether actually existing or deemed to exist for purposes of calculation) for Reldesemtiv Product distributed for use in clinical trials.

Net Sales shall be calculated on an accrual basis, in a manner consistent with Cytokinetics’ accounting policies for external reporting purposes, as consistently applied, in accordance with GAAP.  To the extent any accrued amounts used in the calculation of Net Sales are estimates, such estimates shall be trued-up in accordance with Cytokinetics’ accounting policies for external reporting purposes, as consistently applied, and Net Sales and related payments under this Agreement shall be reconciled as appropriate.

1.45“Patent Rights” means all patents and patent applications (which shall be deemed to include certificates of invention and applications for certificates of invention), including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, reissues,

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

additions, renewals, revalidations, extensions, registrations, pediatric exclusivity periods and supplemental protection certificates and the like of any such patents and patent applications, and any and all foreign equivalents of the foregoing.

1.46“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

1.47“Reldesemtiv” means (a) Cytokinetics’ proprietary compound known as reldesemtiv (also known as CK-2127107), which is the subject of U.S. IND No. [ * ], and (b) any [ * ] in subclause (a) above.  For clarity, Reldesemtiv is the Lead Compound under the Collaboration Agreement.

1.48“Reldesemtiv Product” means any pharmaceutical product containing Reldesemtiv, alone or in combination with other Active Ingredients, in any formulation or dosage form and for any mode of administration.

1.49“Reldesemtiv Royalty Territory” means U.S., Canada and the countries in the EU.

1.50“Regulatory Authority” means any applicable Governmental Authority responsible for granting Marketing Approvals or pricing approvals for any FSRA Product, including the FDA, the EMA and any corresponding national or regional regulatory authorities.

1.51“Regulatory Materials” means any regulatory application, submission, notification, communication, correspondence, registration and other filings made to, received from or otherwise conducted with a Regulatory Authority in order to Develop, Manufacture, or Commercialize any FSRA or FSRA Product in the Field in a particular country or jurisdiction.  “Regulatory Materials” includes any IND, MAA and Marketing Approval.

1.52“[ * ] Compounds” means (a) Tirasemtiv, (b) any compositions of matter (i) falling within the scope of any of the generic formulas disclosed in the Patent Rights listed in Exhibit E (the “[ * ] Patent Rights”) and/or (ii) specifically disclosed in the [ * ] Patent Rights; and (c) any [ * ] in subclause (a) or (b) above.

1.53“Third Party” means any Person other than a Party or an Affiliate of a Party.

1.54“Tirasemtiv” means Cytokinetics’ proprietary compound formerly known as CK-2017357.

1.55“Tirasemtiv Product” means any pharmaceutical product containing Tirasemtiv (including any [ * ] thereof).

1.56“United States” or “U.S.” means the United States of America, including its fifty (50) states and the District of Columbia.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

1.57Additional Definitions.  The following table identifies the location of definitions set forth in various Sections of the Agreement:

Defined Terms	Section
2019 Letter	4.2(b)
Acceptance Date	4.2(b)
Acquisition	2.1(b)
Astellas Indemnitees	10.1
Clinical Materials	4.2(b)
CMC Assistance	2.6(b)
Combination Reldesemtiv Product	1.44(e)
Competing Program	2.1(b)
Cytokinetics Indemnitees	10.2
Disclosing Party	7.1(a)
FSRA Collaboration IP	2.2(a)
FSRA Collaboration Patents	2.2(a)
FSRA Invention	6.1
Indemnified Party	10.3
Indemnifying Party	10.3
Inventory	9.2(e)
[ * ] Rules	11.6
Receiving Party	7.1(a)
Regulatory Assistance	2.4(b)
Reldesemtiv Royalty Term	5.2(b)
SEC	7.4(b)
[ * ] Patent Rights	1.52
Shared Development Advance Invoice	5.1(b)(i)
Shared Development Cost	5.1(a)
Shared Development True Up Report	5.1(b)(ii)
[ * ]	[ * ]
Tirasemtiv IP	3.2

1.58Interpretation.  In this Agreement, unless otherwise specified:

(a)The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation;”

(b)words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(c)the word “or” is used in the inclusive sense typically associated with the phrase “and/or;”

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(d)words such as “herein”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to the particular provision in which such words appear;

(e)“days” means calendar days; and

(f)the Exhibits and other attachments form part of the operative provision of this Agreement and references to this Agreement shall include references to the Exhibits and attachments.

Article 2
Termination and Reversion of FSRA Products

2.1Termination.

(a)The Parties hereby terminate the Collaboration Agreement, and all rights and obligations of the Parties thereunder, with respect to any and all FSRAs and FSRA Products, including Reldesemtiv and Reldesemtiv Products.  After the Effective Date of this Agreement, the license and other rights granted by Cytokinetics to Astellas under the Collaboration Agreement shall terminate with respect to any and all FSRAs and FSRA Products.

(b)Other than in connection with activities conducted for Cytokinetics under this Agreement, for a period of four (4) years after the Effective Date, Astellas hereby agrees not to, directly or indirectly, by itself or through any of its Affiliates or collaborators, research, develop, manufacture and/or commercialize any (i) FSRA or FSRA Product, or (ii) [ * ] Compound or any product containing a [ * ] Compound. Notwithstanding the foregoing, if, during such four (4) year period, (i) Astellas or any of its Affiliates acquires, is acquired, merges or consolidates with any Third Party (an "Acquisition"), and if such Third Party, as of the effective date of such Acquisition, is engaged directly or indirectly, in any activities that, if carried out by Astellas or its Affiliates, would cause Astellas to breach its exclusivity obligations under this Section 2.1(b) (such activities, a "Competing Program") then such Acquisition [ * ], shall not constitute a breach of the exclusivity obligations of Astellas under Section 2.1(b); provided that [ * ] such Acquisition, such Competing Program is not [ * ] such Third Party. For purposes hereof, [ * ] shall mean that the Competing Program [ * ] of the [ * ] of the Third Party, or otherwise [ * ] of the Third Party, in each case [ * ] completion of the Acquisition.

(c)Notwithstanding the foregoing, in the event Astellas determines that it wishes to pursue any [ * ], upon the request from Astellas in writing, the Parties agree to discuss in good faith the possibility to collaborate on such pursuit, provided that: (i) Cytokinetics is not at the time of such notice [ * ], and (ii) the Parties first enter into a customary confidentiality and non-use agreement substantially on the same terms as those set forth in Article 7 below.

2.2IP Assignment and License.

(a)Astellas hereby assigns to Cytokinetics all of Astellas’ right, title and interests in and to all Collaboration Intellectual Property, if any, that solely relates to FSRAs and FSRA Products worldwide (“FSRA Collaboration IP”, and the Patent Rights included therein, the “FSRA Collaboration Patents”).  The FSRA Collaboration Patents that are filed as of the

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Effective Date are set forth on Exhibit F.  Cytokinetics shall be responsible at its sole cost for preparing any assignments or any other procedures necessary to effectuate such assignment (e.g., an interaction with patent offices and its related cost), and upon Cytokinetics’ request, Astellas shall provide reasonable support for such Cytokinetics’ actions reasonably necessary to effectuate such assignment at no additional cost to Cytokinetics.

(b)In addition, Astellas hereby grants Cytokinetics an exclusive, worldwide, irrevocable, and perpetual license, with the right to grant sublicense through multiple tiers, under Astellas FSRA Technology and its interest in all Collaboration Intellectual Property, if any (other than FSRA Collaboration IP assigned to Cytokinetics under Section 2.2(a) above, if any) to research, develop, import, use, make, have made, offer for sale and sell FSRAs and FSRA Products in the Field.

2.3Patent Prosecution and Enforcement.  After the Effective Date, Astellas shall promptly transfer to Cytokinetics, and, as between the Parties, Cytokinetics shall thereafter have the sole and exclusive right to, at its discretion and expense, prosecute and maintain the FSRA Collaboration Patents, and the sole and exclusive right to enforce, at its discretion and expense, the FSRA Collaboration Patents and the Astellas FSRA Patents against any infringement that materially and adversely affects or is expected to have a material adverse effect on any FSRA Product.

2.4Regulatory Materials and Regulatory Assistance.

(a)Within [ * ] days of the Effective Date, Astellas shall transfer, assign and deliver to Cytokinetics, at no cost to Cytokinetics, all Regulatory Materials relating to any FSRA Product and data from preclinical, non-clinical and clinical studies conducted by or on behalf of Astellas, its Affiliates or sublicensees relating to any FSRA or FSRA Product, in each case all as set forth on Exhibit G.  Such transfer shall be effectuated through the delivery of documents to a data room or other means to be agreed between the Parties. If at any time prior to the earlier of (i) such date falling [ * ] months from the Effective Date and (ii) the date of [ * ], either Party discovers, after such transfer, that Astellas is still in possession of any other Regulatory Materials relating to any FSRA Product or data from preclinical, non-clinical and clinical studies conducted by or on behalf of Astellas, its Affiliates or sublicensees relating to any FSRA or FSRA Product, then such Party shall promptly notify the other Party in writing and Astellas shall promptly transfer and deliver such other Regulatory Materials and/or data to Cytokinetics to the extent within the possession or Control of Astellas or its Affiliates through a data room or other means to be agreed between the Parties, at no cost to Cytokinetics. The ownership of Regulatory Materials and/or data set forth on Exhibit G shall be deemed to be assigned to Cytokinetics as of the Effective Date, and the ownership of such other Regulatory Materials and/or data not set forth on Exhibit G but to be transferred and delivered under this Section 2.4(a) shall be deemed to be assigned to Cytokinetics as of the date when they are transferred to Cytokinetics.  The ownership of all pharmacovigilance data (including all adverse event databases) solely relating to any FSRA or FSRA Product shall be deemed assigned to Cytokinetics as of the Effective Date.

(b)At Cytokinetics’ reasonable request, Astellas shall provide Cytokinetics with assistance with responding to any inquiries from Regulatory Authorities relating to any clinical trials (CL-3001 and CL-3002) or Astellas’ interactions with Regulatory Authorities

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

previously conducted by Astellas under the Collaboration Agreement for FSRA or FSRA Product during a period of [ * ] months after the Effective Date through [ * ], or any successor of him appointed by Astellas at Astellas’ sole discretion who has sufficient knowledge to provide such assistance, subject to Section 2.6(e) (the “Regulatory Assistance”).

(c)All such Regulatory Materials and data, set forth on Exhibit G, shall be deemed as Confidential Information of Cytokinetics as of the Effective Date and all other Regulatory Materials and data provided by Astellas to Cytokinetics under Section 2.4(a) shall be deemed Confidential Information of Cytokinetics at the date of transfer.  All such Regulatory Materials and data shall be retained by Astellas solely for the purpose of (i) providing the assistance to Cytokinetics as described herein or (ii) responding to Regulatory Authority’s request during the inspections to Astellas. On the [ * ] anniversary of the date when they are transferred to Cytokinetics or sooner if requested by Cytokinetics in writing, Astellas shall delete any electronic copies and destroy any tangible copies of such Regulatory Materials and data, provided that (i) Astellas shall be permitted to retain copies of pharmacovigilance data (including any adverse events reports); and (ii) Astellas shall not be required to delete any electronic copy on its archival server as a result of its routine archival practice or as otherwise required by Law, provided that all such copies shall remain subject to the confidentiality and non-use obligation of Astellas under this Agreement.

2.5Trademarks.  Astellas represents and warrants that, as of the Effective Date, neither it nor its Affiliates own or otherwise Control any trademarks or trade names used, or contemplated for use on any FSRA Product and any applications therefor.  Cytokinetics and its Affiliates and licensees shall have the right to refer to any FSRA or FSRA Product by Astellas compound identifier solely for internal tracking purposes.  Astellas represents and warrants that, as of the Effective Date, neither it nor any of its Affiliates has filed any trademark applications for generic or brand names for any FSRA, including Reldesemtiv, or FSRA Product, including any Reldesemtiv Product.

2.6Transition Assistance.  Astellas shall provide the following transitional assistance, at its own cost.

(a)During the period of [ * ] days after the Effective Date, Cytokinetics may request Astellas to assign the rights and have Cytokinetics assume the obligations under any agreement(s) listed in Exhibit I. Upon such request from Cytokinetics, Astellas shall (i) subject to [ * ] assign, and to ensure that its Affiliates assign all of its rights under such agreement(s), in whole or in part to Cytokinetics, subject to Cytokinetics assuming the then remaining unaccrued obligations under such agreement(s), and (iii) subject to [ * ], permit Cytokinetics access to any communication portal (if any) so established with such counterparty of such agreement.  In any case, Astellas shall [ * ] of such agreement before assignment to Cytokinetics. For clarity, Astellas [ * ]of any such agreement [ * ] to assign such agreement to Cytokinetics.  For any agreement(s) listed in Exhibit I that is not assigned by Astellas to Cytokinetics, at Cytokinetics’ request and expense (other than expenses and costs specified to be borne by Astellas under this Agreement), Astellas shall complete any ongoing projects and obtain any deliverables for the sole benefit of Cytokinetics. Subject to [ * ], Astellas shall provide Cytokinetics with the right and access to the work product generated thereunder. In addition, Astellas shall (i) continue to monitor, and at Cytokinetics’ request and at Cytokinetics’ sole cost and expense, use Diligent Efforts to enforce

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

any confidentiality, non-use, exclusivity, covenant and indemnification provisions thereunder for the sole benefit of Cytokinetics (provided that Astellas shall not [ * ] without Cytokinetics’ request and agreement [ * ]), and (ii) in the event any intellectual property is generated under any such agreement that would otherwise be owned by, or licensed or assigned to Astellas under the terms of such agreement, subject to [ * ], notify Cytokinetics and, promptly assign or sublicense, as applicable, to Cytokinetics all of its rights, title and interest in such intellectual property to Cytokinetics.  If at any time prior to the earlier of (i) such date falling [ * ] months from the Effective Date and (ii) the date of [ * ], either Party discovers that there was any Third Party agreement that Astellas entered into in connection with the exploitation of any FSRA Product under the Collaboration Agreement that was omitted in Exhibit I, then such Party shall promptly notify the other Party in writing and such agreement shall be subject to this Section 2.6(a).

(b)Within [ * ] days after the Effective Date, Astellas shall transfer and deliver (including when available, in electronic format), at no cost to Cytokinetics, the Astellas FSRA Know-How and Collaboration Know-How assigned to Cytokinetics under Section 2.2(a) or licensed under Section 2.2(b) that are in Astellas’ possession as of the Effective Date, all as set forth on Exhibit G to Cytokinetics or its designee, through the delivery of documents to a data room or other means to be agreed between the Parties.  If at any time prior to the earlier of (i) such date falling [ * ] months from the Effective Date and (ii) the date of [ * ], either Party discovers, after such transfer, that Astellas is still in possession of any other Astellas FSRA Know-How or Collaboration Know-How, including without limitation: study protocols, study results, analytical methodologies, statistical analysis plans, CMC Information (including bulk and final product manufacturing processes, batch records, vendor information and validation documentation, and any other Know-How and materials required for Cytokinetics or its designee to assume the manufacture of FSRAs and/or FSRA Products), expert opinions, and analyses, in each case to the extent such materials pertain to FSRAs and FSRA Products, then such Party shall promptly notify the other Party in writing and Astellas shall to the extent within the possession or Control of Astellas or its Affiliates promptly transfer and deliver such other Astellas FSRA Know-How or Collaboration Know-How to Cytokinetics through a data room or other means to be agreed between the Parties at no cost to Cytokinetics. The ownership of such Astellas FSRA Know-How and Collaboration Know-How shall be deemed to be assigned to Cytokinetics as of the Effective Date. In addition, at Cytokinetics’ reasonable request, and subject to Astellas’ consent to provide such assistance which consent shall not be unreasonably withheld, Astellas shall provide Cytokinetics reasonable technical assistance in connection with such Astellas FSRA Know-How and Collaboration Know-How related to Manufacturing the FSRAs and/or FSRA Products through [ * ], or any successor of them appointed by Astellas at Astellas’ sole discretion who has sufficient knowledge to provide such assistance, subject to Section 2.6(e) (the “CMC Assistance”).  From and after the Effective Date, all such Astellas FSRA Know-How or Collaboration Know-How transferred and delivered to Cytokinetics under this Section 2.6(b) shall be deemed as Confidential Information of Cytokinetics and shall be retained by Astellas solely for the purpose of providing the assistance to Cytokinetics as described herein. On the [ * ] anniversary of the date when they are transferred to Cytokinetics or sooner if requested by Cytokinetics in writing, Astellas shall delete any electronic copies and destroy any tangible copies of such Know-How, provided that Astellas shall not be required to delete any electronic copy on its archival server as a result of its routine archival practice or as otherwise required by Law, provided that all such copies shall remain subject to the confidentiality and non-use obligation of Astellas under this Agreement.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(c)Astellas shall transfer to Cytokinetics all rights to publications relating to FSRAs and FSRA Products (including data to be published, manuscript in preparation and pending publications as set forth on Exhibit J).

(d)In addition to the foregoing, Astellas shall use its Diligent Efforts to conduct those activities for which it was responsible for under the Collaboration Agreement to ensure orderly transition and uninterrupted Development, Manufacturing, Commercialization and Medical Affairs Activities of FSRAs and FSRA Products by Cytokinetics, subject to Section 2.6(e).

(e)In respect of this Section 2.6, Astellas shall provide (i) up to [ * ] hours per month for CMC Assistance for a period of [ * ] months after Cytokinetics receives all the materials and information set forth on Exhibit G (provided that such materials and information are all provided within [ * ] days of the Effective Date, otherwise the period will be extended by the period of delay), and (ii) up to [ * ] hours per month for Regulatory Assistance for a period of [ * ] months after Cytokinetics receives all the materials and information set forth on Exhibit G (provided that such materials and information are all provided within [ * ] days of the Effective Date, otherwise the period will be extended by the period of delay).  Any CMC Assistance or Regulatory Assistance in excess of the foregoing hourly amounts shall be subject to reimbursement by Cytokinetics at the rate of [ * ] Japanese Yen pro-rated per person per day, payable in Dollars.  All transitional services shall be conducted on site at Astellas or by teleconference, unless the Parties otherwise agree.  Astellas shall not be required to [ * ]. Astellas shall reimburse Cytokinetics for any costs incurred in translating (as certified translations) from Japanese into English those documents [ * ].  For the avoidance of doubt, any transfer or delivery of Astellas FSRA Know-How, Collaboration Know-How, Regulatory Materials, data or other materials pursuant to Sections 2.4 or 2.6 shall be at no cost to Cytokinetics.

2.7Relationship to Collaboration Agreement.  Notwithstanding anything to the contrary in the Collaboration Agreement (including the survival provisions therein), after the Effective Date, the rights and obligations of the Parties with respect to FSRAs and FSRA Products shall be subject exclusively and solely pursuant to the terms and conditions of this Agreement, and the terms and conditions of 2019 Letter relating to the supply of clinical materials.  The terms of any other agreement (e.g., the Reldesemtiv pharmacovigilance agreement dated January 25, 2016, including any amendments thereto) or document including the Collaboration Agreement shall have no further effect.  Specifically and without limiting the foregoing, neither Party shall have any payment obligation to the other Party in connection with any FSRA or FSRA Product (in the form of payment, offset, credit or otherwise), other than specifically set forth in this Agreement.

Article 3
Expiration of Tirasemtiv Option

3.1Option Expiration.  The Parties hereby acknowledge and agree that, as of the Effective Date, the option granted by Cytokinetics to Astellas for Tirasemtiv Product under the Amendment to the Amended and Restated License and Collaboration Agreement, dated July 27, 2016, has expired without exercise by Astellas.  After the Effective Date, Astellas shall not have any right, and Cytokinetics shall not have any obligation, with respect to Tirasemtiv Product.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

3.2IP Assignment.  Astellas hereby represents and warrants that, as of the Effective Date neither it nor its Affiliates own or otherwise Control any data, results, material, information and Know-How generated under the Collaboration Agreement that pertain to the composition or formulation of, or the method of making or using, Tirasemtiv or Tirasemtiv Product, or any Patent Rights or Option IP claiming any of the foregoing throughout the world (collectively, the “Tirasemtiv IP”).  In the event the above representation and warranty is inaccurate, Astellas hereby assigns to Cytokinetics all of Astellas’ right, title and interest in and to all Tirasemtiv IP owned or otherwise Controlled by Astellas or any of its Affiliates as of the Effective Date.  Upon Cytokinetics’ request, Astellas shall execute and take such further actions reasonably necessary to effectuate such assignment, at Cytokinetics' sole cost and expense [ * ] set forth in this Section 3.2 shall be to assign to Cytokinetics all of Astellas’ right, title and interest in and to all Tirasemtiv IP owned or otherwise Controlled by Astellas or any of its Affiliates as of the Effective Date.

Article 4
Further Exploitation of FSRA Products

4.1General.  Between the Parties, Cytokinetics shall have the sole right to make decisions regarding the further Development, Manufacture and Commercialization and Medical Affairs Activities of the FSRA Products in the Field, including Development, regulatory, CMC Activities, Manufacture, Medical Affairs Activities, promotion, pricing, reimbursement and other Commercialization activities, and such decisions shall not be subject to the oversight or decision making of any joint committee under the Collaboration Agreement.

4.2Manufacture and Supply.

(a)Promptly after the Effective Date for the inventories indicated as “Priority” on Exhibit H and during the period of [ * ] days after the Effective Date for other inventories on Exhibit H, Astellas shall deliver to Cytokinetics or its designee on [ * ] basis at Astellas’ site in Japan inventories of all FSRAs and FSRA Products (including Reldesemtiv, Reldesemtiv Product, CK-601 and CK-601 Product, and including the API Inventory, CMC materials and all research materials, final product, bulk drug substance, intermediates, starting/raw materials, work-in-process, formulation materials, reference standards, packaged retention samples, and the like) as set forth in Exhibit H.  If at any time prior to the earlier of (i) such date falling [ * ] months from the Effective Date and (ii) the date of [ * ], either Party becomes aware that any materials meeting the description in the first sentence of this Section 4.2(a) are still in Astellas’ possession, such Party shall notify the other Party in writing immediately and, upon Cytokinetics’ request, Astellas shall promptly deliver such materials to Cytokinetics on [ * ] basis at Astellas’ site in Japan, and Astellas shall not have the right to use or transfer such materials for any other purpose. Notwithstanding anything to the contrary in this Agreement, the title of (i) such materials set forth in Exhibit H shall be transferred from Astellas to Cytokinetics as of the date when they are delivered to Cytokinetics or its designee in accordance with this Section 4.2(a), and (ii) any materials not set forth in Exhibit H but delivered in accordance with this Section 4.2 upon the request of Cytokinetics shall be transferred from Astellas to Cytokinetics as of the date when they are delivered to Cytokinetics or its designee in accordance with this Section 4.2(a). For clarity, the cost and expense incurred by Astellas to Manufacture (or have Manufactured) and transfer such inventory shall not be included in Shared Development Cost under Section 5.1 or subject to reimbursement by Cytokinetics.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(b)Under that certain letter agreement between Cytokinetics and Astellas, dated March 28, 2019 (the “2019 Letter”), Astellas has Manufactured [ * ] product (collectively, the “Clinical Materials”) on behalf of Cytokinetics for clinical Development use, which is being stored by Astellas and is the subject of an ongoing stability study being conducted by Astellas on behalf of Cytokinetics.  In accordance with the 2019 Letter, Astellas shall supply the Clinical Materials to Cytokinetics or any Third Party designated by Cytokinetics.  Cytokinetics shall pay to Astellas by wire transfer of immediately available funds to an account designated by Astellas in writing the sum of [ * ] as the consideration of the Clinical Materials.  Such amount shall be payable no later than [ * ] the date when the Clinical Materials are delivered to Cytokinetics and accepted by Cytokinetics in accordance with the quality agreement to be agreed between the Parties (the “Acceptance Date”).  To the extent such amount is not paid by [ * ] the Acceptance Date, then such amounts shall accrue interest in accordance with Section 5.5.

(c)Unless Cytokinetics notifies Astellas otherwise, on behalf of Cytokinetics, Astellas shall continue (or have continued) any ongoing stability studies pertaining to any materials transferred or supplied to Cytokinetics under this Section 4.2 and provide Cytokinetics with the results of such stability studies, all at Astellas’ own cost and expense (which shall not be included in the Shared Development Cost under Section 5.1 or subject to reimbursement by Cytokinetics).

(d)After the completion of the Manufacture technology transfer set forth in Section 2.6, Cytokinetics shall retain all rights under the Collaboration Intellectual Property for the Manufacture and supply of FSRAs and FSRA Products for any purpose including Development and Commercialization use.

Article 5
Development Cost Sharing and Recoupment

5.1Development Cost Sharing.

(a)General.  Subject to the remainder of this Section 5.1 (including the cap set forth in Section 5.1(c) below), Cytokinetics and Astellas shall share the out-of-pocket clinical cost incurred by or on account of Cytokinetics in CY 5031 (the “Shared Development Cost”) at the ratio of Cytokinetics sixty-seven percent (67%) and Astellas thirty-three percent (33%).  For clarity, as between the Parties, Cytokinetics shall be solely responsible for the cost of any Development work for the Reldesemtiv Product other than the out-of-pocket clinical cost incurred by or on account of Cytokinetics in CY 5031.

(b)Reimbursement. Subject to the cap set forth in Section 5.1(c) below, Astellas shall reimburse Cytokinetics thirty-three percent (33%) of the Shared Development Cost as follows:

(i)Advance Payment.  For each calendar quarter in which Cytokinetics is anticipated to incur any Shared Development Cost for CY 5031, Cytokinetics shall submit to Astellas an invoice setting forth thirty-three percent (33%) of Cytokinetics’ estimated Shared Development Cost for CY 5031 for such calendar quarter, no later than [ * ] Business Days following the first day of such calendar quarter (the “Shared Development Advance Invoice”).

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(ii)True Up.  Within [ * ] days after the end of each calendar quarter in which Cytokinetics has incurred any Shared Development Cost for CY 5031, Cytokinetics shall submit to Astellas a reasonably detailed reconciliation report setting forth the accounting for, and an invoice for thirty-three percent (33%) of, the actual Shared Development Cost for CY 5031incurred by or on account of Cytokinetics in such calendar quarter and any credits or deficits from the corresponding Shared Development Advance Invoice previously provided for such quarter (the “Shared Development True Up Report”).  If the estimated Shared Development Cost paid by Astellas pursuant to Section 5.1(b)(i) above for such calendar quarter is less than thirty-three percent (33%) of Cytokinetics’ actual Shared Development Cost for such quarter, then Astellas shall pay the deficit to Cytokinetics as described in this Section 5.1(b)(ii).  If the estimated Shared Development Cost paid by Astellas pursuant to Section 5.1(b)(i) above for such prior calendar quarter is more than thirty-three percent (33%) of Cytokinetics’ actual Shared Development Cost for such calendar quarter, the excess shall be credited toward the Shared Development Advance Invoice for the next calendar quarter (except where such invoice is the final such invoice to be provided by Cytokinetics, in which case the excess shall be refunded by Cytokinetics to Astellas within [ * ] days after the delivery of such invoice).

(iii)Timing of Payment.  For ease of administration, Astellas shall pay Cytokinetics a single payment reflecting the amount due under the Shared Development Advance Invoice for the current calendar quarter plus any deficits (or less any credits) reflected in the Shared Development True Up Report for the prior calendar quarter within the later of (i) [ * ] days of Astellas’ receipt of such Shared Development Advance Invoice, or (ii) [ * ] days of Astellas’ receipt of such Shared Development True Up Report.

(c)Cap on Astellas’ Obligation.  Astellas’ obligation to share the Shared Development Cost shall cease once the total amount paid by Astellas under this Section 5.1 reaches twelve million Dollars ($12,000,000).  Cytokinetics shall be solely responsible for the cost of CY 5031 after such cap has been reached (if any).

5.2Royalty Payment from Cytokinetics to Astellas.

(a)Royalty Rate.  In consideration of Astellas’ contribution to the Shared Development Cost and subject to the remainder of this Section 5.2, but if and only if Astellas fulfills all of its funding obligations under Section 5.1, during the Reldesemtiv Royalty Term, Cytokinetics shall make quarterly royalty payments to Astellas equal to [ * ] percent ([ * ]%) of the Net Sales of the Reldesemtiv Product sold in the Reldesemtiv Royalty Territory during the applicable Reldesemtiv Royalty Term.  For clarity, no royalty payment shall be due on the Net Sales of the Reldesemtiv Product sold outside the Reldesemtiv Royalty Territory.

(b)Reldesemtiv Royalty Term.  Cytokinetics’ royalty payment obligations under this Section 5.2 with respect to a Reldesemtiv Product shall commence upon the First Commercial Sale of the Reldesemtiv Product after the Marketing Approval thereof for the ALS indication anywhere in the Reldesemtiv Royalty Territory by Cytokinetics, its Affiliates, licensees or sublicensees, and shall continue, on a product-by-product basis in the Reldesemtiv Royalty Territory, until the later of (A) December 31, 2034; and (B) ten (10) years after the First Commercial Sale of such Reldesemtiv Product in the first Major Market Country (the “Reldesemtiv Royalty Term”).

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(c)Royalty Reduction.

(i)On a product-by-product and country-by-country basis, the royalty rate set forth in Section 5.2(a) for a Reldesemtiv Product in a country in the Reldesemtiv Royalty Territory shall be reduced to [ * ] percent ([ * ]%) for all Reldesemtiv Products after the first Market Approval of such Reldesemtiv Product in such country for any Indication other than ALS.

(ii)If a Reldesemtiv Product is [ * ] in a country during the Reldesemtiv Royalty Term at a time when [ * ] with respect to such Reldesemtiv Product [ * ] in such country, and (i) such [ * ] or (ii) such [ * ] for such Reldesemtiv Product in such country [ * ] in such country, then the [ * ] of such Reldesemtiv Product in such country [ * ] so long as the [ * ] with respect to such Reldesemtiv Product [ * ] in such country [ * ].

(d)Royalty Reports and Payment.  Within [ * ] days after each calendar quarter, commencing with the calendar quarter during which the First Commercial Sale of the first Reldesemtiv Product is made anywhere in the Reldesemtiv Royalty Territory and through the Reldesemtiv Royalty Term, Cytokinetics shall provide Astellas with a report that contains the following information for the applicable calendar quarter, on a product-by-product and country-by-country basis: (1) the amount of gross sales of each Reldesemtiv Product in the Reldesemtiv Royalty Territory, (2) an itemized calculation of Net Sales showing deductions provided for in the definition of “Net Sales”, (3) a calculation of the royalty payment due on such sales, including [ * ] in accordance with Section [ * ], and (4) the exchange rate for such country.  Within [ * ] days after each calendar quarter, Cytokinetics shall pay in Dollars all royalties due to Astellas with respect to Net Sales of the Reldesemtiv Products in the Reldesemtiv Royalty Territory by Cytokinetics, its Affiliates and their respective licensees and sublicensees for such calendar quarter.

5.3No Other Payments.  Except as expressly set forth in this Agreement, neither Party shall have any payment obligation to the other Party with respect to Reldesemtiv and Reldesemtiv Product or any other FSRAs and FSRA Products.

5.4Currency; Exchange Rate.  All payments to be made by a Party to the other Party under this Agreement shall be made in Dollars by bank wire transfer in immediately available funds to a bank account designated by written notice from the Party that receives the payment.  The rate of exchange to be used in computing the amount of currency equivalent in Dollars for calculating Net Sales shall be made at the average quarterly rate as published by Bloomberg (based on 20:00 Tokyo time) for the applicable quarterly reporting period for which the payment is due, or such other source as the Parties may agree in writing.  Cytokinetics shall provide Astellas with written documentation of the applicable average quarterly rate, in English, along with the applicable royalty report under Section 5.2(d).

5.5Late Payments.  If a Party does not receive payment from the other Party of any sum due to it on or before the due date therefor, simple interest shall thereafter accrue on the sum due to such receiving Party from the due date until the date of payment at a [ * ] or the [ * ].

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

5.6Taxes.

(a)Taxes on Income.  Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the activities of the Parties under this Agreement.

(b)Tax Cooperation.  The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of royalties and other payments made by a Party to the other Party under this Agreement.  To the extent such paying Party is required to deduct and withhold taxes on any payment to the other Party, such paying Party shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner, and the sum payable to such other Party shall be increased to the extent necessary to ensure that such other Party receives a sum equal to the sum which it would have received had there been no such withholding tax.  Notwithstanding the foregoing, if the paying Party is obliged to pay withholding taxes and the other Party reasonably foresees that it will be able to utilize as a tax credit any amounts withheld or deducted by such paying Party, such other Party shall immediately so notify and, upon such notice, with respect to the amount in question, such paying Party will be released from the obligation to increase the amount pursuant to this Section 5.6.  Such other Party shall provide such paying Party any tax forms that may be reasonably necessary in order for such paying Party to not withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty, to the extent legally able to do so.  Such other Party shall use reasonable efforts to provide any such tax forms to such paying Party in advance of the due date.  Each Party shall provide the other with reasonable assistance (i) to enable the recovery, as permitted by Law, of withholding taxes or similar obligations resulting from payments made under this Agreement and (ii) in connection with any audit by any tax authority relating to this Agreement.  In the event the paying Party increased the amount of its payment to the other Party to account for any withholding tax, and such other Party later utilizes any such amount withheld by such paying Party to achieve any tax saving for the benefit of such other Party in the form of a tax deduction, such other Party shall notify such paying Party in writing of the amount of such tax saving and such paying Party shall have the right to credit such amount of tax saving against its future payment obligations to such other Party.

5.7Records and Audit Rights.  Cytokinetics shall maintain complete and accurate records in sufficient detail to permit Astellas to confirm the accuracy of the amount of the Shared Development Cost, royalty payments and other amounts payable under this Agreement.  Upon reasonable prior notice, such records shall be open during regular business hours for a period of [ * ] years from the creation of individual records for examination by an independent certified public accountant selected by Astellas and reasonably acceptable to Cytokinetics for the sole purpose of verifying for Astellas the accuracy of the financial reports furnished by Cytokinetics pursuant to this Agreement or of any payments made, or required to be made, by or to Cytokinetics pursuant to this Agreement.  Such audits shall not occur more often than once each calendar year.  Such auditor shall not disclose Cytokinetics’ Confidential Information to Astellas, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by Cytokinetics or the amount of payments under this Agreement.  Any amounts shown to be owed but unpaid shall be paid within [ * ] days after the accountant’s report, plus interest (as set forth in Section 5.5) from the original due date.  Astellas shall bear the full costs of such audit unless such audit reveals an overpayment to, or an underpayment by, Cytokinetics that resulted from a

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

discrepancy in the financial report provided by Cytokinetics for the audited period, which underpayment or overpayment was more than [ * ] of the amount set forth in such report, in which case Cytokinetics shall reimburse Astellas for the costs for such audit.  If any such overpayment exceeds such [ * ] amount, then Astellas shall refund such amount to Cytokinetics within [ * ] days after the accountant’s report.  On the other hand, if any such overpayment does not exceed such [ * ] amount, Astellas shall have the right to credit the amount of such overpayment against its future payment obligations to Cytokinetics, provided that such future payments are expected.

Article 6
Intellectual Property Rights

6.1Ownership.  In addition to the FSRA Collaboration IP assigned to Cytokinetics under Section 2.2(a), Cytokinetics shall solely own all information and materials, including discoveries, improvements, modifications, processes, methods, assay, designs, protocols, formulas, data, inventions, algorithms, forecasts, profiles, strategies, plans, results, coordinates for compound/apo protein structures, expression constructs, know-how and trade secrets, patentable or otherwise, that is discovered, generated, conceived and/or reduced to practice by or on behalf of Astellas for [ * ] after the Effective Date or by Cytokinetics (including its Affiliates, employees, agents and contractors), as a result of the Development, Manufacture or Commercialization of FSRAs and FSRA Products after the Effective Date, in each case including all rights, title and interest in and to the intellectual property rights therein and thereto (collectively, the “FSRA Invention”).

6.2Patent Prosecution and Enforcement.  As between the Parties, Cytokinetics shall solely own and have the sole and exclusive right, at its discretion and expense, to prosecute, maintain and enforce any Patent Rights claiming any FSRA Invention, provided, however, that to the extent Astellas has prior to the Effective Date provided input in relation to any draft patent application, Cytokinetics shall provide Astellas with drafts of all proposed material filings and correspondences to any patent authorities with respect to such patents for Astellas’ review and comment prior to the submission of such proposed filings and correspondences.  Cytokinetics shall confer with Astellas and reasonably consider Astellas’ comments prior to submitting such filings and correspondences, provided that Astellas shall provide such comments within [ * ] days of receiving the draft filings and correspondences from Cytokinetics.  If Astellas does not provide comments within such period of time, then Astellas shall be deemed to have no comment to such proposed filings or correspondences.

Article 7
Confidentiality

7.1Duty of Confidence.  Subject to the other provisions of this Article 7:

(a)all Confidential Information of a Party (the “Disclosing Party”) shall be maintained in confidence and otherwise safeguarded by the other Party (the “Receiving Party”) and its Affiliates, using diligent efforts, but in any event no less than in the same manner and with the same protections as the Receiving Party maintains its own confidential information;

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(b)the Receiving Party may only use any such Confidential Information for the purposes of performing its obligations or exercising its rights under this Agreement; and

(c)Cytokinetics may disclose Confidential Information of Astellas to: (i) its Affiliates, licensees, and sublicensees; and (ii) officers, employees, directors, agents, contractors, consultants and advisers of the Receiving Party and its Affiliates, licensees, and sublicensees, in each case to the extent reasonably necessary for the purposes of, and for those matters undertaken pursuant to, this Agreement; provided that such Persons are bound by legally enforceable obligations to maintain the confidentiality of the Confidential Information in a manner consistent with the confidentiality provisions of this Agreement.

7.2Exceptions.  The foregoing obligations as to particular Confidential Information of a Disclosing Party shall not apply to the extent that the Receiving Party can demonstrate through competent evidence that such Confidential Information:

(a)is known by the Receiving Party at the time of its receipt without an obligation of confidentiality, and not through a prior disclosure by the Disclosing Party, as documented by the Receiving Party’s business records;

(b)is in the public domain before its receipt from the Disclosing Party, or thereafter enters the public domain through no fault of the Receiving Party;

(c)is subsequently disclosed to the Receiving Party by a Third Party who may lawfully do so and is not under an obligation of confidentiality to the Disclosing Party; or

(d)is developed by the Receiving Party independently and without use of or reference to any Confidential Information received from the Disclosing Party, as documented by the Receiving Party’s business records.

No combination of features or disclosures shall be deemed to fall within the foregoing exclusions merely because individual features are published or available to the general public or in the rightful possession of the Receiving Party, unless the combination itself and principle of operation are published or available to the general public or in the rightful possession of the Receiving Party.

7.3Authorized Disclosures.  Notwithstanding the obligations set forth in Sections 7.1 and 7.4, a Party may disclose the other Party’s Confidential Information (including this Agreement and the terms herein) to the extent:

(a)such disclosure: (i) is reasonably necessary for the filing or prosecuting Patent Rights as contemplated by this Agreement; (ii) is reasonably necessary in connection with regulatory filings for any FSRA or FSRA Product; (iii) is reasonably necessary for the prosecuting or defending litigation as contemplated by this Agreement; or (iv) is made to any Third Party bound by written obligation of confidentiality and non-use substantially consistent with to those set forth under this Article 7 (subject to subsection (b) below with respect to [ * ]), to the extent otherwise necessary or appropriate in connection with the exercise of its rights or the performance of its obligations hereunder;

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(b)such disclosure is to [ * ], does not include the disclosure of Confidential Information relating to [ * ], and otherwise meets the requirements of subsection (a) above, in which case the Party [ * ] may agree with [ * ] of no less than [ * ].  Notwithstanding the foregoing, the [ * ] Party may request that the other Party grant a waiver to such requirement, which waiver shall not be unreasonably withheld or delayed and may be provided by e-mail.  Each Party agrees to use diligent efforts to respond to a request for such a waiver within [ * ] Business Days.

(c)such disclosure is reasonably necessary: (i) to such Party’s directors, attorneys, independent accountants or financial advisors for the sole purpose of enabling such directors, attorneys, independent accountants or financial advisors to provide advice to such Party, provided that in each such case on the condition that such directors, attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations substantially consistent with those contained in this Agreement; or (ii) to actual or potential investors, acquirors, (sub)licensees and other financial or commercial partners solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition or collaboration; provided that in each such case on the condition that such Persons are bound by confidentiality and non-use obligations substantially consistent with those contained in the Agreement; or

(d)such disclosure is required by judicial or administrative process, provided that in such event such Party shall promptly notify the other Party in writing of such required disclosure and provide the other Party an opportunity to challenge or limit the disclosure obligations.  Confidential Information that is disclosed by judicial or administrative process shall remain otherwise subject to the confidentiality and non-use provisions of this Article 7, and the Party disclosing Confidential Information pursuant to law or court order shall take all steps reasonably necessary, including seeking of confidential treatment or a protective order, to ensure the continued confidential treatment of such Confidential Information.

7.4Publicity; Use of Names.

(a)The Parties, either jointly or separately, will issue a press release after the execution of this Agreement in a form and timing that is mutually agreed by the Parties.  No other disclosure of the existence or the terms of this Agreement may be made by either Party or its Affiliates except as provided in Section 7.3 and this Section 7.4.  No Party shall use the name, trademark, trade name or logo of the other Party, its Affiliates or their respective employees in any publicity, promotion, news release or disclosure relating to this Agreement or its subject matter, except as provided in this Section 7.4 or with the prior express written permission of the other Party, except as may be required by applicable Law.

(b)A Party may disclose this Agreement in securities filings with the Securities Exchange Commission (the “SEC”) or equivalent foreign agency to the extent required by applicable Law.  In such event, the Party seeking such disclosure shall prepare a proposed redacted version of this Agreement to request confidential treatment for this Agreement, and the other Party agrees to promptly (and in any event, no less than [ * ] Business Days after receipt of such proposed redactions) give its input in a reasonable manner in order to allow the Party seeking disclosure to file its request within the time lines prescribed by applicable Law.  The Party seeking such disclosure shall reasonably consider any comments thereto provided by the other Party within such [ * ] Business Day period.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(c)Each Party acknowledges that the other Party may be legally required to make public disclosures (including in filings with the Governmental Authorities or by issuing a press release) of certain terms of or material developments or material information generated under this Agreement and agrees that each Party may make such disclosures as required by Law, provided that the Party seeking such disclosure first provides the other Party a copy of the proposed disclosure, and shall reasonably consider any comments thereto provided by the other Party within [ * ] days after the receipt of such proposed disclosure, provided that in no event shall the Party having such disclosure obligation be required to delay its disclosure in a manner that may cause such Party to violate any Law or incur any legal liability.

(d)Except for the public disclosure made pursuant to any press release issued pursuant to Section 7.4(c), the Parties agree that the portions of any other news release or other public announcement relating to this Agreement or the performance hereunder whether made jointly or separately that would disclose information other than that already in the public domain, shall first be reviewed and approved by both Parties (with such approval not to be unreasonably withheld or delayed).  The Parties shall use reasonable efforts to coordinate the timing of such disclosures to be outside the trading hours of the NASDAQ and Tokyo stock markets, provided that neither Party shall be required to so delay such a disclosure where such delay would reasonably be expected to give rise to liability for or sanctions upon such Party in such Party’s sole judgment.

(e)The Parties agree that after a disclosure or other public announcement is made pursuant to this Section 7.4, either Party may make subsequent public disclosures reiterating such information without having to obtain the other Party’s prior consent or approval.

(f)Each Party agrees that the other Party shall have the right to use such first Party’s name and logo in presentations, the company’s website, collateral materials and corporate overviews to describe the relationship between the Parties under this Agreement, as well as in taglines of press releases issued pursuant to this Section 7.4.

7.5Attorney-Client Privilege.  Neither Party is waiving, nor shall be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges or the like as a result of disclosing information pursuant to this Agreement, or any of its Confidential Information (including Confidential Information related to pending or threatened litigation) to the Receiving Party, regardless of whether the Disclosing Party has asserted, or is or may be entitled to assert, such privileges and protections.  The Parties: (a) share a common legal and commercial interest in such disclosure that is subject to such privileges and protections; (b) are or may become joint defendants in proceedings to which the information covered by such protections and privileges relates; (c) intend that such privileges and protections remain intact should either Party become subject to any actual or threatened proceeding to which the Disclosing Party’s Confidential Information covered by such protections and privileges relates; and (d) intend that after the Effective Date both the Receiving Party and the Disclosing Party shall have the right to assert such protections and privileges.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Article 8
Term

8.1Term.  The term of this Agreement  shall commence upon the Effective Date and shall continue in full force and effect until the expiration of the Reldesemtiv Royalty Term on a product-by-product and country-by-country basis.

Article 9
Representations and Warranties

9.1Representations and Warranties of Each Party.  Each Party represents and warrants to the other Party as of the Effective Date that:

(a)it is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, and has full corporate or other power and authority to enter into this Agreement and to carry out the provisions hereof;

(b)it has the full right, power and authority to enter into this Agreement, to perform its obligations hereunder; and

(c)this Agreement has been duly executed by it and is legally binding upon it, enforceable in accordance with its terms, and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

9.2Additional Representations and Warranties by Astellas.  Astellas represents and warrants to Cytokinetics as of the Effective Date that:

(a)it has not previously assigned, transferred, conveyed or otherwise encumbered its right, title and interest in any FSRA Collaboration IP or any Astellas FSRA Technology that Astellas is required to assign to Cytokinetics under Section 2.2(a) or license to Cytokinetics under Section 2.2(b) hereto;

(b)there are no Astellas FSRA Patents and all FSRA Collaboration Patents are listed on Exhibit F;

(c)it has the right to grant the license to Cytokinetics as purported to be granted under Section 2.2(b), and it has not granted any license, right or interest in, to or under any Astellas FSRA Technology or Collaboration Intellectual Property to any Third Party that is inconsistent with the license granted to Cytokinetics under Section 2.2(b);

(d)the transfer and delivery of the Clinical Materials, the API Inventory and other inventory delivered to Cytokinetics pursuant to Section 4.2(a) and/or Section 4.2(b) shall vest in Cytokinetics sole legal and beneficial ownership thereof, free from any and all encumbrances or rights of third parties;

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

(e)upon delivery to a carrier selected by Cytokinetics on the agreed date of delivery in accordance with the terms and conditions of Section 4.2(a) and/or Section 4.2(b), each of the (i) Clinical Materials and (ii) the inventories indicated as “Priority” on Exhibit H delivered to Cytokinetics under Section 4.2(a) and/or Section 4.2(b) (such inventories together with Clinical Materials, the “Inventory”) shall,  in each case: (1) meet the applicable specifications as set forth in Exhibit K; (2) have been Manufactured in accordance with current Good Manufacturing Practices (unless labeled “non-cGMP” on Exhibit H); (3) have been Manufactured in accordance with all applicable Laws, including any Governmental Authority requirements then in effect, in all material respects; and (4) have not been adulterated or mislabeled, within the meaning of the United States Food, Drug and Cosmetic Act.; and

(f)No Other Warranties.  EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE 9, (A) NO REPRESENTATION, CONDITION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF ASTELLAS OR CYTOKINETICS; AND (B) ALL OTHER CONDITIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE HEREBY EXPRESSLY EXCLUDED, INCLUDING ANY CONDITIONS AND WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

9.3[ * ].  Notwithstanding anything to the contrary contained in this Agreement, [ * ] any of the representations and warranties contained in Sections [ * ]. For clarity, such [ * ] to (i) [ * ] and (ii) [ * ]. In addition, in no event shall such [ * ].

Article 10
Indemnification; Limitations of Liability

10.1Indemnification by Cytokinetics.  Cytokinetics shall indemnify and hold Astellas, its Affiliates, licensees, and sublicensees and their respective officers, directors, agents and employees (“Astellas Indemnitees”) harmless from and against any Claims against them to the extent arising or resulting from:

(a)the Development, Manufacture, Commercialization or Medical Affairs Activities of FSRAs and/or FSRA Products by Cytokinetics or any of its Affiliates, licensees, sublicensees, distributors or contractors (other than Astellas, its Affiliates, licensees, sublicensees, distributors or contractors); or

(b)the negligence, recklessness or willful misconduct of any of the Cytokinetics Indemnitees; or

(c)the breach of any of the warranties or representations made by Cytokinetics to Astellas under this Agreement; or

(d)the breach by Cytokinetics of its obligations pursuant to this Agreement;

except in each case, to the extent such Claims result from the breach by any Astellas Indemnitee of any covenant, representation, warranty or other agreement made by Astellas in this Agreement or the negligence, recklessness or willful misconduct of any Astellas Indemnitee.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

10.2Indemnification by Astellas.  Astellas shall indemnify and hold Cytokinetics, its Affiliates, licensees, and sublicensees and their respective officers, directors, agents and employees (“Cytokinetics Indemnitees”) harmless from and against any Claims arising under or related to this Agreement against them to the extent arising or resulting from:

(a)the Development, Manufacture, Commercialization or Medical Affairs Activities of FSRAs and/or FSRA Products by Astellas or any of its Affiliates, licensees, sublicensees, distributors or contractors (other than Cytokinetics, its Affiliates, licensees, sublicensees, distributors or contractors) conducted under the Collaboration Agreement before the Effective Date hereof;

(b)the negligence, recklessness or willful misconduct of any of the Astellas Indemnitees; or

(c)the breach of any of the warranties or representations made by Astellas to Cytokinetics under this Agreement; or

(d)any breach by Astellas of its obligations pursuant to this Agreement;

except in each case, to the extent such Claims result from the breach by any Cytokinetics Indemnitee of any covenant, representation, warranty or other agreement made by Cytokinetics in this Agreement or the negligence, recklessness or willful misconduct of any Cytokinetics Indemnitee.

10.3Indemnification Procedure.  If either Party is seeking indemnification under Sections 10.1 or 10.2 (the “Indemnified Party”), it shall inform the other Party (the “Indemnifying Party”) of the Claim giving rise to the obligation to indemnify pursuant to such Section as soon as reasonably practicable after receiving notice of the Claim.  The Indemnifying Party shall have the right to assume the defense of any such Claim for which it is obligated to indemnify the Indemnified Party.  The Indemnified Party shall cooperate with the Indemnifying Party and the Indemnifying Party’s insurer as the Indemnifying Party may reasonably request, and at the Indemnifying Party’s cost and expense.  The Indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any Claim that has been assumed by the Indemnifying Party.  Neither Party shall have the obligation to indemnify the other Party in connection with any settlement made without the Indemnifying Party’s written consent, which consent shall not be unreasonably withheld or delayed.  If the Parties cannot agree as to the application of Section 10.1 or 10.2 as to any Claim, pending resolution of the dispute pursuant to Section 11.6, the Parties may conduct separate defenses of such Claims, with each Party retaining the right to claim indemnification from the other Party in accordance with Section 10.1 or 10.2 upon resolution of the underlying Claim.

10.4Mitigation of Loss.  Each Indemnified Party shall take and shall procure that its Affiliates take all such reasonable steps and action as are reasonably necessary or as the Indemnifying Party may reasonably require in order to mitigate any Claims (or potential losses or damages) under this Article 10.  Nothing in this Agreement shall or shall be deemed to relieve any Party of any common law or other duty to mitigate any losses incurred by it.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

10.5Limitation of Liability.  NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.  NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 10.5 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 9.3, 10.1 OR 10.2, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF ITS OBLIGATIONS RELATING TO EXCLUSIVITY, CONFIDENTIALITY OR INTELLECTUAL PROPERTY HEREUNDER.

10.6Insurance.  Cytokinetics shall procure and maintain insurance, including product liability insurance, with respect to its activities hereunder and which is consistent with normal business practices of prudent companies similarly situated at all times during which any Collaboration Product is being clinically tested in human subjects or commercially distributed or sold.  Cytokinetics shall provide Astellas with evidence of such insurance upon request and shall provide Astellas with written notice at least [ * ] days prior to the cancellation, non-renewal or material changes in such insurance.  Such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 10.

Article 11
General Provisions

11.1Force Majeure.  Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, potentially including embargoes, war, acts of war (whether war be declared or not), acts of terrorism, insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, floods, earthquakes or other acts of God, or acts, generally applicable action or inaction by any governmental authority (but excluding any government action or inaction that is specific to such Party, its Affiliates or sublicensees, such as revocation or non-renewal of such Party’s license to conduct business), or omissions or delays in acting by the other Party, or unavailability of materials related to the Manufacture of FSRAs or FSRA Products.  The affected Party shall notify the other Party in writing of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake and continue diligently all reasonable efforts necessary to cure such force majeure circumstances or to perform its obligations in spite of the ongoing circumstances.

11.2Assignment.  This Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior written consent of the other Party.  Notwithstanding the foregoing, either Party may, without consent of the other Party, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate of such Party, or in whole to its successor-in-interest in connection with the sale of all or substantially all of its stock or its assets to which this Agreement relates, or in connection with a merger, acquisition or similar transaction.  Any attempted assignment not in accordance with this Section 11.2 shall be null and void and of no legal effect.  Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement.  The terms and conditions of this Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respected successors and permitted assigns.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

11.3Severability. If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties.  The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.

11.4Notices.  All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Cytokinetics:

Cytokinetics, Inc.
280 East Grand Avenue
South San Francisco, CA 94080
USA
Attn:President
Fax:650-624-3010
Copy to: General Counsel

with a copy to:

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
USA
Attn:Robert L. Jones, Esq.
Fax:(650) 849-7400

If to Astellas:

Astellas Pharma Inc.
2-5-1, Nihonbashi-Honcho
Chuo-ku, Tokyo 103-8411
Japan
Attn:Senior Vice President, Business Development
Fax:81-3-5203-7164

with a copy to:

Astellas Pharma Inc.
2-5-1, Nihonbashi-Honcho
Chuo-ku, Tokyo 103-8411
Japan
Attn:Vice President, Legal
Fax:81-3-3244-5811

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

or to such other address(es) as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.  Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by facsimile on a Business Day (or if delivered or sent on a non-Business Day, then on the next Business Day); (b) on the fifth (5th) Business Day after dispatch if sent by nationally-recognized overnight courier; or (c) on the tenth (10th) Business Day following the date of mailing, if sent by mail.

11.5Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of [ * ] and the patent laws of the United States without reference to any rules of conflict of laws. The application of the United Nations Convention on the International Sale of Goods to this Agreement or the performance thereof is expressly excluded.

11.6Dispute Resolution.  The Parties shall negotiate in good faith and use reasonable efforts to settle any dispute, controversy or claim arising from or related to this Agreement or the breach thereof.  If the Parties do not fully settle, and a Party wishes to pursue the matter, each such dispute, controversy or claim shall be finally shall be settled by binding arbitration administered by [ * ] pursuant to its [ * ] then in effect (the “[ * ] Rules”), except as otherwise provided herein.  The arbitration shall be governed by the United States Federal Arbitration Act, 9 U.S.C. §§ 1-16, to the exclusion of any inconsistent state laws.  The U.S. Federal Rules of Civil Procedure shall govern discovery and the U.S. Federal Rules of Evidence shall govern evidence for the arbitration.  The arbitration will be conducted in San Francisco, California and the Parties consent to the personal jurisdiction of the United States federal courts, for any case arising out of or otherwise related to this arbitration, its conduct and its enforcement.  Any situation not expressly covered by this Agreement shall be decided in accordance with the [ * ] Rules.  The arbitrator shall be one (1) neutral, independent and impartial arbitrator selected from a pool of retired federal judges to be presented to the Parties by [ * ].  Failing the agreement of the Parties as to the selection of the arbitrator within [ * ] days, the arbitrator shall be appointed by [ * ] in accordance with the [ * ] Rules.  Notwithstanding any other provision of this Section 11.6, either Party shall have the right to seek and be granted exigent, injunctive or temporary relief in any court of competent jurisdiction.

11.7Entire Agreement; Amendments.  This Agreement, together with the Exhibits hereto, contains the entire understanding of the Parties with respect to the subject hereof.  Any other express or implied agreements and understandings, negotiations, writings and commitments (including the Collaboration Agreement), either oral or written, in respect to the subject hereof are superseded by the terms of this Agreement.  The Exhibits to this Agreement are incorporated herein by reference and shall be deemed a part of this Agreement.  This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representative(s) of both Parties hereto.

11.8Headings.  The captions to the several Articles, Sections and subsections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the several Articles and Sections hereof.

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

11.9Independent Contractors. Cytokinetics and Astellas are independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency.  Neither Cytokinetics nor Astellas shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

11.10Waiver.  The waiver by either Party hereto of any right hereunder, or of any failure of the other Party to perform, or of any breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach by or failure of such other Party whether of a similar nature or otherwise.

11.11Cumulative Remedies.  [ * ], no remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

11.12Waiver of Rule of Construction.  Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement.  Accordingly, no ambiguity in this Agreement shall be strictly construed against either Party.

11.13Business Day Requirements. In the event that any notice or other action or omission is required to be taken by a Party under this Agreement on a day that is not a Business Day then such notice or other action or omission shall be deemed to be required to be taken on the next occurring Business Day.

11.14Translations.  This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the Parties.  All communications and notices to be made or given pursuant to this Agreement, and any dispute proceeding related to or arising hereunder, shall be in the English language.  If there is a discrepancy between any translation of this Agreement and this Agreement, this Agreement shall prevail.

11.15Further Actions.  Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as necessary or appropriate in order to carry out the purposes and intent of this Agreement.

11.16Counterparts. This Agreement may be executed in two or more counterparts by original signature, facsimile or PDF files, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of page intentionally left blank}

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Fast Skeletal Regulatory Activator Agreement to be executed by their duly authorized representatives as of the Effective Date.

Cytokinetics, Inc.		Astellas Pharma Inc.

By:		By:
Name:	Robert I. Blum	Name:	Ken Kubota
Title:	President and CEO	Title:	Corporate Vice President,
Head of Business Development

List of Exhibits

Exhibit A:[Intentionally Omitted]

Exhibit B:Chemical Name of CK-601

Exhibit C:Clinical Trial Plan and Budget for CY 5031

Exhibit D:Criteria for Fast Skeletal Regulatory Activator

Exhibit E: [ * ] Patent Rights

Exhibit F:FSRA Collaboration Patents Filed as of the Effective Date

Exhibit G:	Regulatory and Other Documents; Data; Know-How; Information relating to FSRAs and FSRA Products

Exhibit H:Inventory

Exhibit I:List of Agreements

Exhibit J:Publications

Exhibit K:Specifications of Inventory

Exhibit L:[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit B

Chemical Name of CK-601

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit C

Clinical Trial Plan and Budget for CY 5031

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit D

Criteria for Fast Skeletal Regulatory Activator

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit E

[ * ] Patent Rights

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit F

FSRA Collaboration Patents Filed as of the Effective Date

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit G

Regulatory and Other Documents; Data; Know-How; Information relating to FSRAs and FSRA Products

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit H

Inventory

The inventories for the following batches are “Priority”:
[ * ]

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit I

List of Agreements

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit J

Publications

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit K

Specifications of Inventory

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Exhibit L

[ * ]

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.